As filed with the Securities and Exchange Commission on December 21, 2004

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PREMCOR INC.

(Exact name of registrant as specified in its charter)

Delaware	43-1851087
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1700 East Putnam Avenue

Suite 400

Old Greenwich, Connecticut 06870

(203) 698-7500

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Michael D. Gayda, Esq.

Senior Vice President and General Counsel

1700 East Putnam Avenue

Suite 400

Old Greenwich, Connecticut 06870

(203) 698-7500

(Name, address, including zip code, and telephone number, of agent for service of process)

Copy to:

Martin H. Neidell, Esq.

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, New York 10038

(212) 806-5836

Facsimile (212) 806-7836

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE CHART

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock	14,121,104 shares	$43.93	$620,340,099	$73,014

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) of the Securities Act, based upon the average of the high and low sale prices of shares of the common stock of the registrant on the New York Stock Exchange on December 16, 2004.

(2)	The Registrant filed a Registration Statement on Form S-3 (File No. 333-116503) (the “Prior Registration Statement”) which registered an aggregate of 15,000,000 shares of common stock, of which 5,000,000 shares remain unsold. Pursuant to Rule 429 under the Securities Act of 1933, the prospectus that forms part of this Registration Statement also relates to 5,000,000 shares of common stock registered under the Prior Registration Statement and constitutes post-effective amendment no. 1 to the Prior Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED DECEMBER 21, 2004

PROSPECTUS

19,121,104 Shares of Common Stock

This is an offering of shares of common stock of Premcor Inc. by the selling stockholders identified in this prospectus. The selling stockholders are offering all of the shares to be sold in the offering, but they are not required to sell any of these shares. The shares may be sold at market prices, at prices related to market prices or at negotiated prices. Premcor will not receive any of the proceeds from the offering.

Our shares of common stock are traded on the New York Stock Exchange under the symbol “PCO.” On December 20, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $43.85 per share.

See “ Risk Factors” beginning at page 4 of this prospectus for a description of certain factors that you should consider before purchasing any shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December     , 2004

OUR BUSINESS

Premcor Inc., a Delaware corporation, was incorporated in April 1999. Premcor Inc. owns all of the outstanding capital stock of Premcor USA Inc., which owns all of the outstanding capital stock of The Premcor Refining Group Inc., or PRG, a Delaware corporation formed in 1988. PRG and its indirect subsidiary, Port Arthur Coker Company, L.P., or PACC, are our principal operating subsidiaries. As used in this prospectus, the terms “Premcor,” “we,” “our” or “us” refer to Premcor Inc. and its consolidated subsidiaries, taken as a whole, unless the context otherwise indicates.

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, petroleum coke and other petroleum products in the United States. We currently own and operate four refineries, which are located in Port Arthur, Texas, Memphis, Tennessee, Lima, Ohio and Delaware City, Delaware, with a combined crude oil volume processing capacity, known as throughput, of approximately 790,000 barrels per day, or bpd. We sell petroleum products in the Midwest, the Gulf Coast, Eastern and Southeastern United States. We sell our products on an unbranded basis to approximately 1,200 distributors and chain retailers through our own product distribution system and an extensive third-party owned product distribution system, as well as in the spot market.

For the year ended December 31, 2003, highly refined products, known as light products, such as transportation fuels, petrochemical feedstocks and heating oil, accounted for approximately 93% of our total product volume. For the same period, high-value, premium product grades, such as high octane and reformulated gasoline, low-sulfur diesel and jet fuel, which are the most valuable types of light products, accounted for approximately 42% of our total product volume.

We source our crude oil on a global basis through a combination of long-term crude oil purchase contracts, short-term purchase contracts and spot market purchases. The long-term contracts provide us with a steady supply of crude oil, while the short-term contracts and spot market purchases provide us with flexibility in obtaining crude oil. Since all of our refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase foreign crude oils via waterborne delivery or domestic crude oils via pipeline delivery, except for Delaware City which only has access through deepwater terminals.

Our executive offices are located at 1700 East Putnam Avenue, Suite 400, Old Greenwich, Connecticut 06870, and our telephone number is (203) 698-7500.

RECENT EVENTS

Premcor’s Board of Directors declared a dividend of $.02 per share payable on December 15, 2004 to shareholders of record on December 1, 2004.

On November 29, 2004, Premcor announced that its indirect wholly owned subsidiary, The Premcor Refining Group Inc., has reached agreement with EnCana Midstream & Marketing, a partnership of EnCana Corporation (“EnCana”), to jointly conduct a preliminary design and engineering study of the modifications necessary to upgrade Premcor’s refinery located in Lima, Ohio, to process Canadian heavy crude oil blends.

The design and engineering study is expected to be completed in approximately six to nine months. Provided the study indicates an acceptable investment plan, Premcor and EnCana intend to form a 50-50 joint venture. Premcor’s primary contribution to the joint venture would include the Lima refinery and related assets, which at the date of the announcement had a value in excess of $1 billion. EnCana would contribute an equivalent amount in cash to the joint venture for the upgrade project. If additional funding is necessary, each partner would contribute 50 percent. Final capital and financial arrangements will be negotiated as part of the project’s definitive agreement. Major capital expenditures are not expected to be required before 2006. The agreement also provides for the sale of Canadian heavy crude oil blends to the joint venture by EnCana. Completion and start-up of the upgrade project is expected in 2008. The upgrade is subject to the execution of a definitive agreement. There can be no assurances that a definitive agreement will be reached upon the completion of the design and engineering study.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains both historical and forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in our periodic reports filed with the SEC. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements, including the factors described under the heading “Risk Factors,” and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

RISK FACTORS

An investment in our common stock involves risks. You should consider carefully, in addition to the other information contained or incorporated by reference in this prospectus, the following risk factors before deciding to purchase any common stock.

Risks Related to our Business and our Industry

Volatile margins in the refining industry may negatively affect our future operating results and decrease our cash flow.

Our financial results are primarily affected by the relationship, or margin, between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire our feedstocks and the price at which we can ultimately sell refined products depend upon a variety of factors beyond our control. Historically, refining margins have been volatile, and they are likely to continue to be volatile in the future. Future volatility may negatively affect our results of operations, since the margin between refined product prices and feedstock prices may decrease below the amount needed for us to generate net cash flow sufficient for our needs.

Specific factors, in no particular order, that may affect our refining margins include:

•	accidents, interruptions in transportation, inclement weather or other events that cause unscheduled shutdowns or otherwise adversely affect our plants, machinery, pipelines or equipment, or those of our suppliers or customers;

•	changes in the cost or availability to us of transportation for feedstocks and refined products;

•	failure to successfully implement our planned capital projects or to realize the benefits expected for those projects;

•	changes in fuel specifications required by environmental and other laws, particularly with respect to oxygenates and sulfur content; and

•	rulings, judgments or settlements in litigation or other legal matters, including unexpected environmental remediation or compliance costs at our facilities in excess of any reserves, and claims of product liability, product damage or personal injury.

Other factors that may affect our margins, as well as the margins in our industry in general, include, in no particular order:

•	domestic and worldwide refinery overcapacity or undercapacity or heavy sour conversion capacity in our industry;

•	aggregate demand for crude oil and refined products, which is influenced by factors such as weather patterns, including seasonal fluctuations, and demand for specific products, which may themselves be influenced by acts of God, acts of nature, power outages, technological changes and acts of terrorism;

•	domestic and foreign supplies of crude oil and other feedstocks and domestic supply of refined products, including from imports;

•	threatened or actual terrorist incidents, acts of war, and other worldwide political conditions;

•	price fluctuations between the time we enter into domestic crude oil purchase commitments and the time we actually process the crude oil into refined products (approximately one month) and the effect of any related hedging transactions;

•	the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain oil price and production controls;

•	political conditions in oil producing regions, including the Middle East, Africa and Latin America;

•	refining industry utilization rates;

•	pricing and other actions taken by competitors that impact the market;

•	price, availability and acceptance of alternative fuels;

•	adoption of or modifications to federal, state or foreign environmental, taxation and other laws and regulations;

•	price fluctuations in natural gas, as our refineries purchase and consume significant amounts of natural gas to fuel their operations; and

•	general economic conditions.

A significant interruption or casualty loss at any of our refineries could reduce our production, particularly if not fully covered by our insurance.

Our business currently consists of owning and operating four refineries. As a result, our operations could be subject to significant interruption if any of our refineries were to experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down or curtail production due to unforeseen events, such as acts of God, acts of nature, power outages, technological changes and acts of terrorism. Any such shutdown would reduce the production from that refinery. For example, our Port Arthur refinery is located in the Gulf Coast region of the United States, which is susceptible to seasonal hurricanes and other weather related problems. There is also risk of mechanical failure and equipment shutdowns both in general and following unforeseen events. Further, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refineries and, accordingly, are also subject to being shut down. In the event any of our refineries is forced to shut down for a significant period of time, it would have a material adverse effect on our earnings, our results of operations and our financial condition as a whole. Furthermore, if any of the above events were not fully covered by our insurance, it could have a material adverse effect on our earnings, our results of operations and our financial condition.

Disruption of our ability to obtain crude oil could reduce our margins and our results of operations.

Although we have two long-term crude oil supply contracts, the majority of our crude oil supply is acquired under short-term contractual arrangements or in the spot market. Our short-term crude oil supply contracts are terminable on one to three months’ notice. Further, a significant portion of our feedstock requirements is supplied from Latin America, Africa and the Middle East (including Iraq), and we are subject to the political, geographic, economic and terrorism risks attendant to doing business with suppliers located in those regions, such as labor strikes and unilateral announcements by any of these sovereign nations that it will halt some or all oil exports for a specified period of time. In the event that one or more of our supply contracts is terminated, we may not be able to find alternative sources of supply. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our margins and our results of operations could be materially adversely affected.

Our Port Arthur refinery is highly dependent upon a Petroleos Mexicanos, or PEMEX, affiliate and our Delaware City refinery is highly dependent upon Saudi Arabian Oil Company for their supplies of heavy/medium sour crude oil, which could be interrupted by events beyond the control of PEMEX and/or Saudi Arabian Oil Company.

In 2003, we sourced approximately 80% of our Port Arthur refinery’s crude oil from P.M.I. Comercio Internacional, S.A. de C.V., or PMI, an affiliate of PEMEX. Therefore, a large proportion of our crude oil needs is influenced by the adequacy of PEMEX’s crude oil reserves, the estimates of which are not precise and are subject to revision at any time. In addition, in connection with our Port Arthur refinery expansion project, we will require additional heavy sour crude oil. We intend to seek an increase in our heavy sour crude oil supply agreement with the PEMEX affiliate and/or alternative supply sources to provide for our incremental requirements. There are no assurances that the PEMEX affiliate will agree to an increase in our crude oil supply agreement or that alternative sources can be obtained at terms as favorable as those negotiated with PEMEX’s affiliate. In the event that PEMEX’s affiliate were to terminate our crude oil supply agreement or default on its supply obligations, we would need to obtain heavy sour crude oil from another supplier and would lose the potential benefits of the coker gross margin support mechanism contained in the supply agreement. Alternative supplies of crude oil may not be available or may not be on terms as favorable as those negotiated with PEMEX’s affiliate. In addition, the processing of oil supplied by a third party may require changes to the configuration of our Port Arthur refinery, which could require unanticipated capital expenditures and cash flows from operations could be materially adversely affected.

In conjunction with the acquisition of the Delaware City refinery, we entered into an agreement, effective May 1, 2004, with Saudi Arabian Oil Company for the supply of approximately 60% of our Delaware City refinery’s crude oil, subject to certain restrictions. The agreement has terms extending to April 30, 2005, with automatic one-year extensions thereafter unless terminated at the option of either party. The crude oil will be priced by a market-based formula as defined in the agreement. In the event that the Saudi Arabian Oil Company were to terminate our crude oil supply agreement or default on its supply obligations, we would need to obtain crude oil from another supplier. Alternative supplies of crude oil may not be available on terms as favorable as those negotiated with the Saudi Arabian Oil Company.

Furthermore, the obligation of PEMEX’s affiliate and/or Saudi Arabian Oil Company to deliver crude oil under their agreements may be delayed or excused by the occurrence of conditions and events beyond the reasonable control of PEMEX and/or Saudi Arabian Oil Company, such as:

•	extreme weather-related conditions;

•	production or operational difficulties and blockades;

•	embargoes or interruptions, declines or shortages of supply available for export from Mexico and/or Saudi Arabia, including shortages due to increased domestic demand and other national or international political events; and

•	certain laws, changes in laws, decrees, directives or actions of the governments of Mexico and/or Saudi Arabia.

Competitors, who produce their own supply of feedstocks, have extensive retail outlets, make alternative fuels or have greater financial resources than we do, may have a competitive advantage over us.

The refining industry is highly competitive with respect to both feedstock supply and refined product markets. We compete with numerous other companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. We do not have a retail business and therefore are dependent upon others for outlets for our refined products. We do not have any long-term arrangements for much of our production. Many of our competitors, however, obtain a significant portion of their feedstocks from company-owned production and have extensive retail outlets. Competitors that have their own production or extensive retail outlets, with brand-name recognition, are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. A number of our competitors also have materially greater financial and other resources than we possess. These competitors have a greater ability to bear the economic risks inherent in all phases of the refining industry. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers. If we are unable to compete effectively with these competitors, both within and outside of our industry, our financial condition and results of operations, as well as our business prospects, could be materially adversely affected.

Our substantial indebtedness may limit our financial flexibility.

Our substantial indebtedness has significantly affected our financial flexibility historically and may significantly affect our financial flexibility in the future. As of September 30, 2004, we had total long-term debt, including current maturities, of $1,827.6 million; cash, short-term investments and cash restricted for debt service of $710.3 million; and stockholders’ equity of $1,977.4 million. We may also incur additional indebtedness in the future, although our ability to do so will be restricted by the terms of our existing indebtedness. We are currently evaluating several refinery acquisitions. Any significant acquisition would likely require us to incur additional indebtedness in order to finance all or a portion of such acquisition. The level of our indebtedness has several important consequences for our future operations, including that:

•	a significant portion of our cash flow from operations will be dedicated to the payment of principal of, and interest on, our indebtedness and will not be available for other purposes;

•	covenants contained in our existing debt arrangements require us to meet or maintain certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our industry, such as being able to take advantage of acquisition opportunities when they arise;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

•	we may be at a competitive disadvantage to those of our competitors that are less leveraged; and

•	we may be more vulnerable to adverse economic and industry conditions.

We have significant principal payments due under our debt instruments. As of September 30, 2004, we are required to make the following principal payments on our long-term debt: $36.6 million in 2005; $44.1 million in 2006; $41.3 million in 2007; $48.5 million in 2008; and $1,657.1 million in the aggregate thereafter.

Our subsidiaries’ ability to meet their principal obligations will be dependent upon their future performance, which in turn will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business may not continue to generate sufficient cash flow from operations to repay our substantial indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.

Restrictive covenants in PRG’s and its subsidiary’s debt instruments limit our ability to move funds and assets among our subsidiaries and may limit our ability to undertake certain types of transactions.

Various covenants in PRG’s and Port Arthur Finance Corp’s, PRG’s wholly-owned indirect subsidiary, credit facility, debt instruments and other financing arrangements may restrict our and our subsidiaries’ financial flexibility in a number of ways. The revolving credit facility held by PRG is secured by a lien on substantially all of PRG’s cash and cash equivalents, receivables, crude oil and refined product inventories and intellectual property.

The collateral also includes the capital stock of Sabine River Holding Corp. and certain other subsidiaries and certain inventory of Port Arthur Coker Company L.P. Our indebtedness contains financial and other restrictive covenants and conditions that, among other things, limit dividends, indebtedness, liens, investments, restricted payments to Premcor Inc. or to other subsidiaries or affiliates, and the sale of assets. The covenants also provide that in the event PRG does not maintain certain availability or liquidity requirements, additional restrictions and a cumulative cash flow test will apply. Some of these debt instruments also require our subsidiaries to satisfy or maintain certain financial condition tests. Our subsidiaries’ ability to meet these financial condition tests can be affected by events beyond our control and they may not meet such tests.

Compliance with, and changes in, environmental laws could adversely affect our results of operations and our financial condition.

We are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention, remediation of contaminated sites and the characteristics and composition of gasoline and diesel fuels. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws and regulations and permits can often require expensive pollution control equipment or operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, permit revocations and/or facility shutdowns. Compliance with environmental laws and regulations significantly contributes to our operating costs. In addition, we have made and expect to make substantial capital expenditures on an ongoing basis to comply with environmental laws and regulations.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional unforeseen expenditures. These expenditures or costs for environmental compliance could have a material adverse effect on our financial condition, results of operations and cash flow. For example, the United States Environmental Protection Agency, or EPA, has promulgated new regulations under the federal Clean Air Act that establish stringent sulfur content specifications for gasoline and low-sulfur highway, or diesel fuel designed to reduce air emissions from the use of these products.

In February 2000, the EPA promulgated the Tier 2 Motor Vehicle Emission Standards Final Rule for all passenger vehicles, establishing standards for sulfur content in gasoline. These regulations mandate that the average sulfur content of gasoline for highway use produced at any refinery not exceed 30 parts per million (ppm) during any calendar year by January 1, 2006, phasing in beginning on January 1, 2004. We currently produce gasoline under the new sulfur standards at our Port Arthur and Memphis refineries. As a result of the corporate pool averaging provisions of the regulations and our possession of what we believe, based on current information, to be sufficient sulfur credits, we intend to defer a significant portion of the investment required for compliance at our Lima refinery until the end of 2005. We believe, based on current estimates, that our compliance with the new Tier 2 gasoline specifications will require us to make capital expenditures totaling approximately $335 million through 2005, of which $284 million has been incurred through September 30, 2004. This estimate reflects further refinement of our plans and in particular a more detailed plan for the Memphis refinery. Future revisions to this cost estimate, and the estimated time during which costs are incurred, may be necessary. As of September 30, 2004, we have outstanding contract commitments of $147 million related to the design and construction activity at our refineries for Tier 2 compliance.

In January 2001, the EPA promulgated its on-road diesel regulations, which will require a 97% reduction in the sulfur content of diesel fuel sold for highway use by June 1, 2006, with full compliance by January 1, 2010. We estimate that capital expenditures required to comply with the on-road diesel standards at all four refineries in the aggregate through 2006 is approximately $430 million, of which $33 million has been incurred as of September 30, 2004. Future revisions to this cost estimate, and the estimated time during which costs are incurred, may be necessary as we continue to finalize our engineering and procurement plans. Further, the increase in worldwide prices and demand for steel and equipment may also require us to further revise our estimates as they put pressure on our project costs. The projected investment is expected to be incurred during 2004 through 2006. The greatest concentration of spending will occur in 2005.

In April 2002, the EPA promulgated regulations to implement Phase II of the petroleum refinery Maximum Achievable Control Technology rule under the federal Clean Air Act, referred to as MACT II, which regulates emissions of hazardous air pollutants from certain refinery units.

In May 2004, the EPA promulgated its nonroad diesel regulations, which will require a reduction in the sulfur content of nonroad diesel fuel. The final ruling limits the sulfur levels in nonroad diesel to 500 ppm by 2007 and 15 ppm by 2010.

Environmental clean-up, environmental litigation and remediation costs incurred at our refineries or in connection with our acquisitions could decrease our net cash flow, reduce our results of operations and impair our financial condition.

We are subject to potential liability for the investigation and clean-up of environmental contamination at each of the properties that we own or operate, properties we formerly owned or operated and off-site locations where we arranged for the disposal of hazardous substances. We are involved in certain proceedings and have undertaken other projects relating to our liability for the investigation and clean-up of such sites. We may become involved in further litigation or other proceedings. If we were to be held responsible for damages in any existing or future litigation or proceedings, such costs may not be covered by insurance and may be material. In some refineries the prior owners have retained certain liabilities and in some instances we have assumed certain liabilities. However, if the prior owners fail to satisfy their obligations for any reason, or if significant liabilities arise in the areas in which we assumed liability, we may become responsible for the remediation. In addition, in May 2003, the State of Illinois served a notice of intent to sue against us, a prior owner of the Hartford refinery and other owners and operators of petroleum related facilities in the area seeking injunctive relief, recovery of removal and response costs and monetary penalties with regard to contamination in the village of Hartford, Illinois. We and some of the other owners and operators are now parties to an USEPA Administrative Order on Consent concerning such matters in the village of Hartford. If we are forced to assume all liability for the cost of this remediation or other remediation relating to our current or former facilities, such liability could have a material adverse effect on our financial condition. As a result, in addition to making capital expenditures or incurring other costs to comply with environmental laws, we also may be liable for significant environmental litigation or remediation costs and other liabilities arising from the ownership or operation of these assets by prior owners, which could materially adversely affect our financial condition, results of operations and cash flow.

In addition, we are required to conduct environmental remediation at our closed Blue Island, Illinois and Hartford, Illinois refinery sites. Also, in connection with our sale of certain product terminals in 1999, we agreed to indemnify the purchasers for certain environmental matters relating to conditions existing during our ownership and operation of these assets. We maintain reserves for the estimated cost of remediation at the Blue Island and Hartford refinery sites and former product terminal facilities. Clean-up costs may exceed our estimates, which could, in turn, have a material adverse effect on our financial condition, results of operations and cash flow.

We may also face liability arising from current or future claims alleging personal injury or property damage due to exposure to chemicals or other hazardous substances, such as asbestos, benzene, MTBE and petroleum hydrocarbons, at or from our facilities. We may also face liability for personal injury, property damage, natural resource damage or clean-up costs for the alleged migration of contamination of hazardous substances from our current or former properties. A significant increase in the number or success of these claims could materially adversely affect our financial condition, results of operations and cash flow.

We maintain reserves for environmental clean-up obligations at our former retail sites and we may assume significant lease obligations as a result of the bankruptcy filing of the purchaser of our former retail properties.

In 1999, we sold the majority of our former retail properties to Clark Retail Enterprises, Inc., or CRE, which, together with its parent company, Clark Retail Group, Inc. filed for Chapter 11 bankruptcy protection in October 2002. We potentially remained jointly and severally liable for CRE’s obligations under approximately 150 retail leases that were assigned to CRE as part of the sale, including payment of rent, taxes and certain environmental cleanup responsibilities for releases of petroleum occurring during the term of the leases. In bankruptcy hearings, CRE has rejected, and we became primarily obligated, subject to certain defenses, for approximately 36 of these leases. During the third quarter of 2003, CRE conducted an orderly sale of its remaining retail assets, including most of the leases and subleases previously assigned by us to CRE except those that were rejected by CRE, and in July 2004, the CRE bankruptcy estate was liquidated and the case dismissed. As of September 30, 2004, PRG was subleasing 28 operating stores, the leases on 18 stores had either been terminated or expired, the leases on 103 operating stores were held by third parties, and PRG is in the process of evaluating potential buyouts of the leases on the remaining stores. We recorded an after-tax charge of $4.6 million for the nine months ended September 30, 2004, representing the estimated net present value of our remaining liability under the 36 rejected leases, net of estimated sub-lease income, and other direct costs. The primary obligation under the non-rejected leases and subleases was transferred in the CRE sale process to various unrelated third parties; however, we may remain jointly and severally liable on the assigned leases and we could still become potentially obligated on the remaining 103 operating store leases which are held by third parties if the current lessees default on their lease obligations. Total payments on leases and subleases upon which we will potentially remain jointly and severally liable are currently estimated as follows: (in millions) for the remainder of 2004—$3, 2005—$9, 2006—$9, 2007—$8, 2008—$8, and in the aggregate thereafter—$50.

We have additional capital needs for which our internally generated cash flow may not be adequate; we may have insufficient liquidity to meet those needs.

In addition to the capital expenditures we will make to comply with Tier 2 gasoline standards, diesel regulations and MACT II regulations, we have additional short-term and long-term capital needs. Our short-term working capital needs are primarily crude oil purchase requirements, which fluctuate with the pricing and sourcing of crude oil. Our internally generated cash flow and availability under our working capital facilities may not be sufficient to meet these needs. We also have significant long-term needs for cash. Our internally generated cash flow may not be sufficient to support such capital expenditures.

We may not be able to implement successfully our discretionary capital expenditure projects.

We could undertake a number of discretionary capital expenditure projects designed to increase the productivity and profitability of our refineries such as our Port Arthur refinery expansion project. Many factors beyond our control may prevent or hinder our undertaking of some or all of these projects, including compliance with or liability under environmental regulations, a downturn in refining margins, technical or mechanical problems, lack of availability of capital and other factors. Failure to successfully implement these profit-enhancing strategies may adversely affect our business prospects and competitive position in the industry.

We may not be able to consummate future acquisitions or joint ventures or successfully integrate these into our business.

A substantial portion of our growth over the last several years has been attributable to acquisitions. In addition, we continually consider and evaluate strategic transactions, including joint ventures, designed to provide necessary financing or assistance for capital improvements and our operations. A principal component of our strategy going forward is to continue to selectively acquire refining assets in order to increase earnings. Our ability to do so will be dependent upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired assets and obtain financing to support our growth, and many other factors beyond our control. We may not be successful in implementing our acquisition strategy and, even if implemented, such strategy may not improve our operating results. In addition, the financing of future acquisitions may require us to incur additional indebtedness, which could limit our financial flexibility.

In connection with acquisitions, we may experience unforeseen operating difficulties as we integrate the acquired assets into our existing operations. These difficulties may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Any acquisition by us involves risks, including:

•	unexpected losses of key employees, customers and suppliers of the acquired operations;

•	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations;

•	challenges in managing the increased scope, geographic diversity and complexity of our operations; and

•	mitigating contingent and/or assumed liabilities.

A substantial portion of our workforce is unionized and we may face labor disruptions that would interfere with our refinery operations.

As of September 30, 2004, we employed approximately 2,300 people, approximately 60% of whom were covered by collective bargaining agreements. The collective bargaining agreement covering employees at our Port Arthur, Delaware and Memphis refineries expires in January 2006 and the agreement covering employees at our Lima refinery expires in April 2006. Our relationships with the relevant unions at our current facilities have been good and we have never experienced a work stoppage as a result of labor disagreement. However, we cannot assure you that this situation will continue. A labor disturbance at any of our refineries could have a material adverse effect on that refinery’s operations.

We are controlled by a limited number of stockholders, and in the future there may be conflicts of interest between these stockholders and our other stockholders, who will have less ability to influence our business.

As of September 30, 2004, Blackstone Management Associates III L.L.C. and its affiliates, or Blackstone, and Occidental Petroleum Corporation own approximately 21% and 10%, respectively, of our outstanding common stock. As a result, each of these stockholders, individually or in conjunction with other stockholders, may be able to influence or control the election of our directors and influence or determine our corporate policies and business strategy, including the approval of potential mergers or acquisitions, asset sales and other significant corporate transactions. Each of these stockholders’ interests may not coincide with the interests of the other holders of our common stock.

After this offering, if Blackstone sells all of the shares being offered hereby, it will no longer hold any of our outstanding common stock.

Our federal income tax carryforward attributes are limited because we experienced in 2004 an ownership change as defined in the Internal Revenue Code.

As of December 31, 2003, our consolidated group had regular federal income tax net operating loss carryforwards of $465 million and alternative minimum tax net operating loss carryforwards of $234 million.

For federal income tax purposes, as a result of our April 2004 common stock offering, we experienced a stock ownership change of more than 50%, determined over the preceding three-year period. Under federal tax law, the more than 50% stock ownership change results in an annual limitation being placed on the amount of regular and alternative minimum tax net operating losses, and certain other losses and tax credits (collectively “tax attributes”) that may be utilized in any given year. Accordingly, depending upon the amount of the annual limitation, our ability to utilize our tax attributes could be affected in both timing and amount. For example, the annual limitation may cause the utilization of our tax attributes to be delayed or the tax attributes to expire unutilized. A delay in utilization of our tax attributes could cause us to pay taxes in a given year that we otherwise would not have to pay in that year, thereby adversely affecting our future cash flow, and the potential expiration of our tax attributes could cause us to record additional valuation allowance, thereby negatively affecting our future net income.

Loss of key executives and failure to attract qualified management could limit our growth and negatively impact our operations.

We depend highly upon our senior management team. We will continue to require operations management personnel with refinery industry experience. The loss of the services of certain members of senior management or the inability to hire experienced operations management personnel could materially adversely affect our operations and financial condition.

Risks Related to this Offering

Our stock price may be volatile.

The market price of our common stock has been in the past, and could be in the future, subject to significant fluctuations in response to factors such as those listed in “—Risks Related to our Business and our Industry—Volatile margins in the refining industry may negatively affect our future operating results and decrease our cash flow,” and the following, some of which are beyond our control:

•	fluctuations in the market prices of crude oil, other feedstocks and refined products, which are beyond our control and may be volatile, such as announcements by OPEC members that they may reduce crude oil output in order to increase prices;

•	quarterly variations in our operating results such as those related to the summer driving season and winter heating season and resulting demand for unleaded gasoline and heating oil;

•	operating results that vary from the expectations of securities analysts and investors;

•	operating results that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	general domestic and international economic conditions, particularly following the terrorist attacks of September 2001.

If we or our existing stockholders sell additional shares of our common stock, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We are also currently evaluating several refinery acquisitions. Any significant acquisition would likely require us to issue shares of our common stock or securities linked to shares of our common stock to finance all or a portion of such acquisition. Additionally, we have granted registration rights to certain of our stockholders in addition to Blackstone.

All of the shares being sold in this offering by Blackstone affiliates will be freely tradable without restriction under the United States securities laws, unless purchased by our affiliates.

Our governing documents and applicable laws include provisions that may discourage a takeover attempt.

Provisions contained in our certificate of incorporation and by-laws and Delaware law could make it difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. For example, our certificate of incorporation precludes stockholders from taking action by consent, which inhibits stockholders’ ability to replace board members. Further, only the board of directors or our chairman of the board or chief executive officer may call special meetings of stockholders, which prevents stockholders from calling special meetings to vote on corporate actions. Stockholders who wish to nominate a director or present a matter for consideration at an annual meeting are required to give us notice of such proposal, which gives us time to respond. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.

The issuance of our preferred stock could adversely affect the rights of holders of our common stock and discourage transactions that might otherwise be in our best interests.

The issuance of our preferred stock could adversely affect the voting power, dividend rights and other rights of holders of our common stock. Issuance of our preferred stock could impede, delay, prevent or facilitate a merger, tender offer or change in our control. Although our board of directors is required to make a determination as to the best interests of our stockholders when issuing preferred stock, the board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in our best interests or in which stockholders might receive a premium for their shares over the then prevailing market price.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement.

In addition, we file reports, proxy statements and other information with the SEC. You may inspect and copy any document that we file at the public reference rooms maintained by the SEC in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. Any documents we file may also be available at the SEC’s website at http://www.sec.gov. For a fee you can obtain the documents by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities that we have registered:

1.	Annual Report on Form 10-K for the year ended December 31, 2003;

2.	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

3.	Definitive proxy statement on Schedule 14A filed with the SEC on March 26, 2004; and

4.	Current Reports on Form 8-K, reporting on events which occurred on April 13, 2004, April 20, 2004, May 1, 2004, October 27, 2004, November 16, 2004, November 29, 2004 and December 13, 2004.

You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:

Investor Relations

Premcor Inc.

1700 East Putnam Avenue

Suite 400

Old Greenwich, Connecticut 06870

(203) 698-7500

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Do not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered hereby.

SELLING STOCKHOLDERS

Overview

All of the shares of common stock being offered hereby are being offered by affiliates of The Blackstone Group L.P. (Blackstone).

Our Relationship with Blackstone

The Blackstone Group L.P. is a private investment firm based in New York, founded in 1985. Its main businesses include private equity investing, merger and acquisition advisory services, restructuring advisory services, real estate investing, mezzanine debt investing, collateralized debt obligation investing and asset management. Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates acquired its interest in our predecessor in November 1997.

In 1999, in connection with the financing of our heavy oil upgrade project, Blackstone received warrants representing the right to purchase from us at any time an aggregate of 2,430,000 shares of our common stock at a price of $0.01 per share. In connection with our initial public offering in May 2002, Blackstone exercised these warrants pursuant to a Warrant Exercise and Share Exchange Agreement and was issued 2,430,000 shares of our common stock.

In January 2003, concurrently with the closing of a public equity offering, we sold in a private placement 1,300,000 shares of our common stock to Blackstone at a price per share of $19.20, which was the public offering price less the underwriting discounts and commissions of our public offering completed on such date.

In September 2004, Blackstone sold 10,000,000 shares of our common stock in an underwritten public offering at a price of $36.50 per share.

Under a Monitoring Agreement, dated November 14, 1997, among us, Premcor USA and Blackstone, we have paid a monitoring fee equal to $2 million per annum to an affiliate of Blackstone. In return, Blackstone provided financial advisory services to us including advice on the structure and timing of our entry into financial arrangements, relationships with key lenders, property dispositions and acquisitions, and other ancillary financial advisory services. Financial advisory services rendered by Blackstone relating to specific acquisitions and divestitures are expressly excluded from the agreement. As of December 31, 2002, we have paid in full all amounts due and payable under this agreement. From 2000 to 2002, we paid fees to Blackstone totaling approximately $17.0 million, consisting of $6.0 million in monitoring fees, a $2.4 million fee paid in connection with our purchase of the Lima refinery, an $8.0 million fee in connection with structuring of the heavy oil upgrade project, and an amount for reimbursed expenses. We terminated this monitoring agreement effective as of March 31, 2002. To terminate such agreement, we paid Blackstone $500,000 for services rendered during 2002 and a $5 million termination fee.

Under a Stockholder Agreement dated March 9, 1999 among us, Blackstone and Marshall A. Cohen, one of our directors and stockholders, if Blackstone transfers 25% or more of its holdings of our common stock to a third party (other than transfers to affiliates or partners of Blackstone or pursuant to a public offering), Mr. Cohen or any of his permitted affiliates may require the transferee to purchase a similar percentage of his shares. Conversely, if Blackstone receives and accepts an offer from a third party to purchase 25% or more of its holdings of our common stock, Mr. Cohen must transfer a similar percentage of his shares to the third party. This agreement terminates when Blackstone ceases to beneficially own at least 5% of our common stock on a fully diluted basis.

Pursuant to a Registration Rights Agreement, dated April 26, 2002, between us and Blackstone, Blackstone has the right, on up to three occasions, to request at our expense that we effect the registration of all or part of Blackstone’s shares. We are obligated to use our best efforts to effect the registration of all of the shares of which Blackstone requests except when in the opinion of the underwriter the number of securities requested to be registered is likely to adversely impact such offering. Blackstone also has the right to include its shares in certain registered public offerings by us. We are obligated to use our best efforts to effect the registration of the Blackstone shares along with the other shares, absent a determination by the underwriter that such registration exceeds the largest number of securities which can be sold without adversely impacting the offering. This registration statement is being filed pursuant to the registration rights agreement.

Pursuant to a Capital Contribution Agreement, dated as of August 19, 1999, Blackstone agreed to make certain capital investments in our subsidiary, Sabine River Holding Corp., in connection with the heavy oil upgrade project. Blackstone made $109.6 million of contributions under the agreement.

David I. Foley, a principal at Blackstone, and Robert L. Friedman, a senior managing director and Chief Legal Counsel of Blackstone, serve on our board of directors. In addition, another of our directors, Richard C. Lappin, was a senior managing director of Blackstone from February 1999 to June 2003.

From time to time in the past, we have retained Blackstone to act as our financial advisor with respect to potential transactions. Blackstone is not currently acting as our financial advisor with respect to any such transaction.

Selling Stockholders

The following table sets forth, based on information currently available to us, the names of the selling stockholders, the number of shares owned beneficially by them as of December 1, 2004, the number of shares to be sold and the number of shares to be owned by them after completion of the offering, assuming all of the shares being offered are sold.

Selling Stockholders	Shares Beneficially Owned Prior to Offering		Shares of Common Stock To be Sold	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Blackstone Management Associates III L.L.C. (1) 345 Park Avenue New York, NY 10154	19,121,104	21.4%	19,121,104	0	—

(1)

Blackstone affiliates currently own 19,117,104 shares of our common stock as follows: 15,252,603 shares by Blackstone Capital Partners III Merchant Banking Fund L.P., 2,717,469 shares by Blackstone Offshore

Capital Partners III L.P. and 1,147,032 shares by Blackstone Family Investment Partnership III L.P. for each of which Blackstone Management Associates III L.L.C., or BMA, is the general partner having voting and investment power. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA and as such may be deemed to share beneficial ownership of the shares owned by Blackstone. In addition, Blackstone Management Partners III L.L.C. has the right to acquire 4,000 shares upon the exercise of stock options within 60 days of December 1, 2004.

The selling stockholders may offer and sell, from time to time, some or all of the securities covered by this prospectus. We have registered the shares covered by this prospectus for offer and sale by the selling stockholders so that those shares may be freely sold to the public by them. Registration of the shares covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold.

DETERMINATION OF OFFERING PRICE AND PLAN OF DISTRIBUTION

The sale of shares by the selling stockholders may be effected from time to time in transactions on The New York Stock Exchange, in the over-the-counter market, in negotiated transactions, in block trades, or through a combination of such methods of sale, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for which such broker-dealers may act as agent or to whom they sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary compensation).

The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

If necessary, we will prepare another prospectus to describe the method of sale in greater detail. As of the date of this prospectus, we do not know of any arrangements by the selling stockholders to sell the shares, nor do we know which brokerage firms the selling stockholders may select to sell the shares. In addition, the selling stockholders may sell the shares without the aid of a registration statement if they follow certain SEC rules, including Rule 144 under the Securities Act.

The selling stockholders and any brokers, dealers or agents that participate in the distribution of the shares may be considered “underwriters” under the federal securities laws. If a selling stockholder is considered an underwriter, any profits on the sale of shares by it and any associated discounts, concessions or commissions may be considered underwriting compensation under the federal securities laws. In addition, if a selling stockholder is considered an underwriter, the selling stockholder may be subject to some liabilities for misstatements and omissions in the registration statement.

We have agreed to indemnify the selling stockholders against certain liabilities arising in connection with this offering, including liabilities under the Securities Act or to contribute to payments that the selling stockholders may be required to make in that respect.

The selling stockholders and any other person participating in a sale or distribution of shares will be subject to applicable provisions of the Exchange Act, which is the federal statute regulating sales of securities. Some rules and regulations issued by the SEC, including some limitations on activities during securities offerings and anti-fraud provisions, may limit when the selling stockholders, or any other person, may sell or purchase the securities.

Specifically, and without limiting the preceding paragraph, the selling stockholders will be subject to Regulation M, the provisions of which may limit the timing of purchases and sales of shares by the selling stockholders. These limitations may affect the marketability of the shares.

In some jurisdictions, the state securities laws require that the shares be offered or sold only through registered or licensed brokers or dealers. In addition, in some jurisdictions the shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

We will not receive any part of the proceeds from the sale of the shares. We will bear all expenses of this offering, except that the selling stockholders will pay their own underwriting discounts, brokerage commissions, legal fees and similar expenses in offering and selling the shares.

NASD Regulations

The maximum underwriting compensation to be received by any member of the National Association of Securities Dealers, Inc. participating in the distribution of an offering will not exceed 8% of the gross proceeds of the offering. In addition, if Blackstone is engaged to participate in this offering, the offering will be made in compliance with the provisions of Rule 2720 of the NASD.

LEGAL MATTERS

Stroock & Stroock & Lavan LLP of New York, New York will opine upon the validity of the shares.

EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from Premcor Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Premcor Inc.’s change in 2002 in its method of accounting for stock based compensation issued to employees as discussed in Note 2 to Premcor Inc.’s 2003 consolidated financial statements), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the quarters ended March 31, 2004 and 2003, June 30, 2004 and 2003 and September 30, 2004 and 2003 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Premcor Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which will be borne by Premcor Inc.:

Securities and Exchange Commission registration fee	$73,014.00
NASD filing fee	30,500.00
Legal fees and expenses	25,000.00
Accounting fees and expenses	5,000.00
Miscellaneous expenses	6,486.00

Total	$140,000.00

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s bylaws provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.

The Registrant expects to maintain standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments that may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law. Pursuant to indemnity agreements between the Registrant and each of the directors and officers of the Registrant and its subsidiaries, the Registrant has formed a captive insurance company to provide additional insurance coverage for such liability.

Item 16.	Exhibits.

Exhibit	Description

1.1	Form of Underwriting Agreement for offering of common stock. Incorporated by reference to Exhibit 1.1 to Registration Statement on Form S-3 (File No. 333-116503)

5.1	Opinion of Stroock & Stroock & Lavan LLP as to the legality of the securities.

15.1	Awareness letter from Deloitte & Touche LLP.

23.1	Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP.

24	Power of attorney (included on signature page of this Registration Statement).

Item 17.	Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned Registrant hereby undertakes (1) to use its best efforts to distribute before the opening of bids, to prospective bidders, underwriters, and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Securities Act, and relating to the securities offered at competitive bidding, as contained in the Registration Statement, together with any supplements thereto, and (2) to file an amendment to the Registration Statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the Registrant after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the Registrant and no reoffering of such securities by the purchasers is proposed to be made.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Old Greenwich, State of Connecticut, on December 20, 2004.

PREMCOR INC.

By:	/s/ Dennis R. Eichholz
Dennis R. Eichholz
Senior Vice President and Controller
(principal accounting officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below, constitutes and appoints Joseph D. Watson, Dennis R. Eichholz and Michael D. Gayda, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) of and supplements to this Registration Statement and any Registration Statement relating to any offering made pursuant to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas D. O’Malley Thomas D. O’Malley	Chief Executive Officer and Chairman of the Board (principal executive officer)	December 20, 2004

/s/ William E. Hantke William E. Hantke	Executive Vice President and Chief Financial Officer (principal financial officer)	December 20, 2004

/s/ Dennis R. Eichholz Dennis R. Eichholz	Senior Vice President and Controller (principal accounting officer)	December 20, 2004

/s/ Jefferson F. Allen Jefferson F. Allen	Director	December 20, 2004

/s/ Wayne A. Budd Wayne A. Budd	Director	December 20, 2004

/s/ Stephen I. Chazen Stephen I. Chazen	Director	December 20, 2004

/s/ Marshall Cohen Marshall Cohen	Director	December 20, 2004

/s/ David I. Foley David I. Foley	Director	December 20, 2004

/s/ Robert L. Friedman Robert L. Friedman	Director	December 20, 2004

/s/ Edward F. Kosnik Edward F. Kosnik	Director	December 20, 2004

/s/ Richard C. Lappin Richard C. Lappin	Director	December 20, 2004

/s/ Eija Malmivirta Eija Malmivirta	Director	December 20, 2004

/s/ Wilkes McClave III Wilkes McClave III	Director	December 20, 2004

EXHIBIT INDEX

Exhibit	Description

1.1	Form of Underwriting Agreement for offering of common stock. Incorporated by reference to Exhibit 1.1 to Registration Statement on Form S-3 (File No. 333-116503)

5.1	Opinion of Stroock & Stroock & Lavan LLP as to the legality of the securities.

15.1	Awareness letter from Deloitte & Touche LLP.

23.1	Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP.

24	Power of attorney (included on signature page of this Registration Statement).